

December 21, 2011

Via U.S. Mail
Avi Koschitzki
Chief Executive Officer
Xsovt Brands, Inc.
18-B Neal Court
Oceanside, NY 11572

Re: Xsovt Brands, Inc.
Current Report on Form 8-K
Filed February 1, 2011
File No. 000-53373

Dear Mr. Koschitzki:

    We note the Form 8-K/A filed April 13, 2011, which includes the financial statements of Xsovt, LLC. Based on the filing of the Form 8-K/A, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel